Exhibit 99.1

DHX MEDIA ANNOUNCES UPSIZE OF PREVIOUSLY ANNOUNCED
BOUGHT DEAL PRIVATE PLACEMENT FINANCING TO $125 MILLION

Halifax, NS - May 10th, 2017 –

DHX Media Ltd. (or the “Company”) (TSX: DHX.A, DHX.B, NASDAQ: DHXM) announced today that it has entered into an amending agreement with the syndicate of underwriters (collectively, the “Underwriters”) to increase the size of its previously announced bought deal private placement of subscription receipts of the Company (the “Subscription Receipts”), at a price of C$1,000 per Subscription Receipt, to aggregate gross proceeds of C$125 million (the “Offering”).

Except for the increase to the size of the Offering, all other terms and conditions of the Offering remain unchanged. The Underwriters continue to have the option exercisable up to the day prior to closing of the Offering to purchase an additional 15,000 Subscription Receipts (the “Option Receipts”) on the same terms and subject to the same conditions as the Subscription Receipts. If the Underwriters exercise their option to purchase the Option Receipts, aggregate gross proceeds of the Offering will be C$140 million.

The Offering is being undertaken in connection with the Company’s proposed acquisition of the entertainment division of Iconix Brand Group Inc. (“Iconix”), which includes both an 80% controlling interest in Peanuts and 100% of Strawberry Shortcake. The remaining 20% interest in Peanuts will continue to be held by members of the family of Charles M. Schulz. The total purchase price for this acquisition is US$345 million, subject to a customary working capital adjustment, to be paid through a combination of cash on hand, new debt financing facility and the net proceeds from the Offering. The incremental gross proceeds of C$25 million from the increased Offering will be used to reduce amounts under the new debt financing facility of the Company. The transaction is expected to close on or around June 30, 2017.

The proceeds of the Subscription Receipts will be held in escrow and released to the Company upon the completion of the acquisition. If the acquisition is not concluded within 120 days of issuance of the Subscription Receipts, then the Subscription Receipts will be cancelled and the funds held in escrow returned to the investors.

Each Subscription Receipt will entitle the holder thereof to receive, upon satisfaction or waiver of all conditions precedent to closing of the acquisition pursuant to the definitive agreement (other than the final condition precedent of payment of the purchase price to the vendor), for no additional consideration and subject to adjustment, one special warrant (the “Special Warrants”) that, upon the satisfaction of certain conditions, shall be automatically exercised, for no additional consideration, to acquire one 5.875% senior unsecured convertible debenture of the company (each, a “Convertible Debenture” and, collectively, the “Convertible Debentures”). Each Convertible Debenture shall be convertible into common shares of the company at a price of C$8.00 per common share, subject to adjustment in certain events.

The Offering is scheduled to close on or around May 31, 2017, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approvals of the Toronto Stock Exchange and the NASDAQ stock market. Upon request of the Underwriters, the company will use its reasonable commercial efforts to file a prospectus supplement or a prospectus in order to qualify the distribution of the Convertible Debentures issuable upon exercise of the Special Warrants in Canada. If so requested, the prospectus supplement or prospectus will be filed following the filing of a business acquisition report by the company in connection with the acquisition. The Special Warrants will automatically convert into Convertible Debentures upon the earlier of (i) the third business day following the filing of the prospectus supplement or the issuance of a receipt for the prospectus, and (ii) the date that is four months and one day from the date of the closing of private placement.

The securities to be issued under this Offering will be offered by way of private placement exemptions in all the provinces of Canada and elsewhere. All securities issued pursuant to this Offering will be subject to a statutory hold period of no more than four months from the date of distribution of the Subscription Receipts in accordance with Canadian securities legislation, subject to the prospectus qualification referred to above. The securities being offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold within the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.

nancy.chanpalmateer@dhxmedia.com

+1 416-977-7358

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-7230

Trade Media: Aimee Norman – DDA Blueprint PR

aimee@ddablueprint.com

+44 (0) 20 932 9800

About DHX Media

DHX Media Ltd. (www.dhxmedia.com) is a leading children’s content and brands company, recognized globally for such high-profile properties as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, and the multiple award-winning Degrassi franchise. Owner of the world’s largest independent library of children’s content, at more than 12,500 half-hours, the Company owns and produces shows that children love, licensing its content to major broadcasters and streaming services worldwide. The Company’s robust consumer products program generates royalties from merchandise based on its much-loved children’s brands. Through its subsidiary, WildBrain, DHX Media also operates a network of more than 360 children’s channels on YouTube, one of the largest of its kind on the platform. Headquartered in Canada, DHX Media has offices in 19 cities globally, and is listed on the Toronto Stock Exchange (DHX.A and DHX.B) and the NASDAQ Global Select Market (DHXM).

Peanuts – A Global Powerhouse Brand

When Charles M. Schulz created the world of Charlie Brown, Snoopy, Lucy, Linus, Woodstock and the rest of the Peanuts friends, he gave birth to a phenomenon that has endured for almost 70 years, and is now widely recognized across generations and demographics. Generating retail sales of US$1.3 billion in 2015, the Peanuts brand has a strong, diversified global licensing program in approximately 100 territories with approximately 1,120 licensees, including Hallmark, Universal Studios, Warner Bros. and Cedar Fair. Animated Peanuts classics continue to be #1 ranked prime time TV specials and have been viewed in 196 countries, while 45 million comics are still read daily. In a recent E-Poll Market research report, Snoopy ranked as the #1 Most-Liked spokescharacter in America among adult consumers and #2 for children. Snoopy was also one of the top three characters of which adult consumers would like to see more.  Sources:  Licensing Letter, Iconix Brand Group.

Strawberry Shortcake – A Timeless Girls’ Property

A global girls’ property with multi-generational appeal, Strawberry Shortcake is truly a timeless brand. After more than 35 years since launch, it continues to resonate with young girls and their mothers who grew up with the beloved Strawberry Shortcake dolls. With a robust publishing program in 30 languages and 130 markets, 14 mobile apps and approximately 148 half-hours of content that have been viewed in 120 countries, Strawberry Shortcake holds tremendous potential in both the content and licensing markets. The property has generated US$4 billion in global sales since 2002 from currently 305 licensees. DHX Media is currently producing, in conjunction with Iconix, a new animated series based on Strawberry Shortcake to drive new global growth for this perennial brand. Sources: American Greetings, Iconix Brand Group.

Disclaimer
This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the business strategies and operational activities of DHX Media and its subsidiaries, completion of the prospective acquisition, bank financing and private placement, the Company’s ability to secure financing to complete acquisitions, and regulatory approval. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to regulatory approval and satisfaction of other conditions to closing the acquisition and the Offering, DHX Media’s ability to complete the transaction, market factors, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.